Exhibit 99.1

Onion Global Announces US$25 Million Private Placement

GUANGZHOU, China, October 29, 2021 -- Onion Global Limited (NYSE: OG) (“Onion Global” or the “Company”) today announced that it has entered into securities purchase agreements with certain institutional and accredited investors to raise in a private placement gross proceeds of approximately US$25 million. Under the terms of the private placement, the Company will sell and issue to the investors 472,583 Class A ordinary shares and warrants to purchase up to an aggregate of 4,725,830 American Depositary Shares of the Company (the “ADSs”), at a purchase price of US$5.30 per 0.1 of a Class A ordinary share and associated warrant. The warrants will have a term of three and one-half years, will be exercisable immediately upon issuance, and will have an exercise price of US$5.30 per ADS. Each Class A ordinary share represents ten ADSs.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

The Company intends to use the net proceeds of the private placement for working capital and general corporate purposes. The closing of the private placement is expected to occur on or about November 2, 2021, subject to satisfaction of customary closing conditions.

The offer and sale of the foregoing securities are being made in a transaction not involving a public offering and the securities have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

Under an agreement with the investors, the Company agreed to file an initial registration statement with the Securities and Exchange Commission (the “SEC”) covering the resale of the Class A ordinary shares to be issued to the investors (including the ADSs underlying the warrants) no later than 30 days and to use best efforts to have the registration statement declared effective as promptly as practical thereafter, and in any event no later than 90 days in the event of a “full review” by the SEC.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.

About Onion Global

Onion Global Limited (NYSE: OG) is a next-generation lifestyle brand platform that incubates, markets and distributes the world’s fresh, fashionable and future brands, which we refer to as “3F brands,” to young people in China and across Asia. The Company’s mission is to be the dream factory of lifestyle brands for young people. The Company’s platform offers an integrated solution to develop, market and distribute new and inspiring branded products, thereby reshaping the lifestyle shopping and consumer culture in China. Onion Global Limited has been listed on New York Stock Exchange since May 2021.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the completion of the private placement, the satisfaction of customary closing conditions related to the private placement, the intended use of net proceeds from the private placement, as well as the Company’s beliefs and expectations, the Company’s forecasts, general observation of the industry and business outlook, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including market and other conditions. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “target,” “aim,” “future,” “intends,” “plans,” “believes,” “potential,” “estimates” “continue,” “is/are likely to,” or other similar statements. Further information regarding these and other risks is included in Onion Global’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Onion Global does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

In China:

Onion Global Ltd.

Investor Relations

E-mail: ir@msyc.cc

Christensen

Mr. Eric Yuan

E-mail: eyuan@christensenir.com

Tel: +86-10-5900-1548

In United States:

Christensen

Ms. Linda Bergkamp

E-mail: lbergkamp@christensenir.com

Tel: +1-480-614-3004